Exhibit 99.14
Notice to ASX/LSE
Rio Tinto completes sale of its stake in Rössing Uranium Limited

16 July 2019

Rio Tinto has completed the sale of its entire interest in the Rössing uranium mine in Namibia to China National Uranium Corporation Limited (CNUC) for an initial cash payment of $6.5 million plus a contingent payment of up to $100 million.

Rio Tinto chief executive J-S Jacques said “This sale demonstrates Rio Tinto’s commitment to further simplifying and strengthening our portfolio and brings the total divestment proceeds received since 2017 to $11.2 billion, of which $9.7 billion has been returned to our shareholders.

“I would like to recognise the hard work of people across Rio Tinto and the communities around Rössing who have contributed to the success of the mine and wish them all the best for the future under new ownership.”

The $100 million contingent payment is linked to uranium spot prices and Rössing's net income during the next seven calendar years. In addition, Rio Tinto will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion.

Notes to editors

As announced on 19 November 2018, CNUC is considered to be a related party of Rio Tinto plc under the UK's Financial Conduct Authority Listing Rules and the entry into the transaction was a smaller related party transaction, falling within the UK Financial Conduct Authority Listing Rule 11.1.10R.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

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